Press release

Skandia

June 27, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Skandia signs agreement for Chinese market

June, 2002, Skandia and the Chinese company Beijing State-owned Asset Management Corporation Limited (BSAMC) signed an agreement to start a joint-venture life assurance company in China. An application to conduct life assurance business has also been submitted to the Chinese authorities.

BSAMC is an investment company owned by the municipality of Beijing. It has invested approximately RMB 4 billion (approx. SEK 5 billion) in some eighty large and medium-sized companies. BSAMC had a net profit of approximately RMB 95 million in 2001.

BSAMC is the biggest shareholder of China Securities, a company that Skandia has been cooperating successfully with for many years in the area of unit linked assurance.

"The Chinese market will be a very significant savings market," comments Gunnar Moberg, Skandia's regional CEO in Asia and Pacific. "We are happy to have found a financially stable and long-term partner in BSAMC. It is expected that the new joint-venture company will be able to begin writing policies within 18 months."

Mr. Li Aiqing, Chairman of Board of BSAMC, also commented: "We are happy to build this long-term oriented cooperative relationship with Skandia. Skandia is an internationally well-known enterprise with intensive experiences and unique business model in global financial markets. We have already built a mutually-trust partnership and we are fully confident that by working closely together, we will have a success in China that is beneficial to both parties".

Skandia has had a representative office in Shanghai since 1998.

For further information, please contact:
Gunnar Moberg, Regional Manager, Asia, tel. +46-708-88 45 18
Carl-Henrik Knutsson, Communication Manager, Skandia, tel. +46-8-788 25 00

Press release

Skandia

June 26, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Debut for Skandia in France

Skandia today opened its operation in France, marking the continued build-up of its successful concept. Skandia France will initially offer its products through independent financial advisers and brokers.

"By establishing operations in France, which is Europe's second-largest savings market, Skandia is following up its European strategy and now covers the largest savings markets in Europe," says Ulf Spång, Senior Executive Vice President of Skandia and head of the Europe Division.

Hein Donders, COO, Skandia France, adds: "Skandia France's strength is being part of a global savings company, which gives us access to global fund solutions, global analysis resources, and market-leading technology."

The French savings market is expected to grow rapidly based on the demographic trend. In addition, the country is currently debating changes in its pension system.

For further information, please contact:
Carl-Henrik Knutsson, Communication Manager, Skandia, tel. +46-70-569 42 27
Gunilla Svensson, Press Secretary, Skandia, tel. +46-8-788 42 97, +46-70-5757578

Press release

Skandia

June 17, 2002

Livförsäkringsaktiebolaget
Skandia (publ)
S-103 50 Stockholm

Telephone +46-8-788 10 00
Fax +46-8-788 25 25
www.skandia.se

Office:
Sveavägen 44

Changes Announced for Skandia Liv Management

Ola Ramstedt (48) has been appointed CEO of Skandia Liv, effective August 1, 2002. He is leaving his current position as Executive Vice President HR for Skandia, which he has held for eight years. Mr. Ramstedt will also be a member of the Skandia Liv Board of Directors.

Mr. Ramstedt will succeed Magnus Ohlsson, who will become Senior Advisor to the management of the European Division.

Bengt-Åke Fagerman (48) has been appointed Executive Vice President of Skandia Liv with responsibility for Business Process as of August 1, 2002. He is leaving a position as CEO for Skandia Marknadsstöd Spar.

Pia Askenström Marions (38) has been appointed as new CFO at Skandia Liv. She will assume this new position as of August 19, 2002. Ms. Marions has several years of experience with the Swedish Financial Supervisory Authority in the Risk Management and Financial Analysis areas, within the insurance business. Ms. Marions is leaving Länsförsäkringar Liv, where she has been Manager for Accounting and Fund Administration.

For further information, please contact:
Carl-Henrik Knutsson, Communication Manager, Skandia, tel. +46-8-788 25 00
Lars Eric Ericsson, Chairman Skandia Liv, tel. +46-26-17 10 00
Ola Ramstedt, Executive Vice President and head of Human Resources, Skandia, tel. +46-8-788 25 00